UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Termination of a Material Definitive Agreement

As previously disclosed, on October 5, 2023, Starbox Group Holdings Ltd., a Cayman Islands exempted company (the “Company”), entered into a sales agreement (the “Sales Agreement”) with A.G.P/Alliance Global Partners (“A.G.P.” or the “Sales Agent”), to create an at-the-market equity program pursuant to which the Company may offer and sell, from time to time, through or to the Sales Agent, the Company’s ordinary shares, which were redesignated as Class A ordinary shares after the Company’s share redesignation in June 2024 (the “ordinary shares”), having an aggregate gross offering price of up to $30 million. The ordinary shares are offered under the Company’s registration statement on Form F-3 (File No. 333-274484), initially filed with the U.S. Securities and Exchange Commission on September 12, 2023, and declared effective on September 28, 2023 (the “Registration Statement”), and pursuant to a prospectus supplement to the Registration Statement filed with the U.S. Securities and Exchange Commission on October 5, 2023.

Pursuant to Section 11(b) of the Sales Agreement, on August 19, 2025, the Company sent a notice of agreement termination (the “Termination Notice”) to the Sales Agent, terminating the Sales Agreement and all related agreements contemplated thereunder. Effective on August 22, 2025, the Sales Agreements became null and void and of no further force and effect. Immediately prior to the termination of the Sales Agreement, the Company had issued 119,984 ordinary shares (without taking into account the effect of the reverse splits in October 2024, March 2025, and April 2025) under the at-the-market equity program with net proceeds of $119,388.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: September 3, 2025	By:	/s/ Chong Yip Loong
	Name:	Chong Yip Loong
	Title:	Chief Executive Officer

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